Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

18 King Street East, Suite 902

Toronto, Ontario M5C 1C4

Item 2 Date of Material Change

July 3, 2023.

Item 3 News Release

The press release attached as Schedule “A” was released on July 3, 2023, by a newswire company in Canada.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Geoffrey Morphy

President & Chief Executive Officer

Bitfarms Ltd. gmorphy@bitfarms.com

Item 9 Date of Report

July 3, 2023.

SCHEDULE “A”

Bitfarms Mines 385 BTC in June

-    Miners purchased to ramp up Argentina to its 50 MW capacity -

This news release constitutes a “designated news release” for purposes of the Company’s prospectus supplement dated August 16, 2021, to its short form base shelf prospectus dated August 12, 2021.

Toronto, Ontario and Brossard, Québec (July 3, 2023) - Bitfarms Ltd. (NASDAQ: BITF//TSX: BITF), a global vertically integrated Bitcoin mining company, provided a Bitcoin (BTC) production and mining operations update for June 2023.

“Deliveries and installations in Rio Cuarto, Argentina, continued on pace, and we remain on track to expand to our full operating capacity of 50 MW in Rio Cuarto and achieve 6.0 EH/s overall in Q3 2023,” said Geoff Morphy, CEO of Bitfarms. “We continue to identify opportunities for accretive growth ahead of the halving in April 2024. To this end, we are in the final stages of completing our acquisition in Baie-Comeau, Quebec. Once closed, we are positioned to move quickly with miner deployments and expect the first 11 MW of the 22 MW Baie-Comeau expansion to come online this year.”

Ben Gagnon, Chief Mining Officer of Bitfarms, said, “In June, BTC production was 385 as compared to 420 BTC in June 2022, as a 47% year-over-year increase in our hashrate offset a 71% increase in network difficulty over the same period. On a sequential month-over-month basis, our corporate hashrate increased by 6%, from 5.0 EH/s to 5.3 EH/s. We recently purchased an additional 1,650 Bitmain S19 Pro + miners for a competitive price of $12.98/TH. Continuing our strategy of focusing on return on investment and accreditive growth, these miners provide the optimal balance between high energy efficiency and performance without the premium pricing associated with the highest efficiency miners available on the market. These miners will be added to the 3,300 miners currently en route to Argentina, representing a total of 4,950 high efficiency miners that will soon fully utilize the 50 MW of infrastructure in Rio Cuarto.”

“With the average BTC price of $27,600 in June, cash flow continues to be positive, both from operations and after scheduled interest and principal payments. We mined 385 BTC and sold 346 BTC, adding 39 BTC to our treasury in June and bringing the total held at month-end to 549 BTC,” concluded Morphy.

Mining Review

June production of 389 BTC was 16.1% lower than the 459 BTC produced in May largely due to the temporary spike in transaction fees received in May along with one less production day.

Network difficulty decreased 1.1% in June as the Bitcoin network responded to summer heatwaves. Difficulty is up 43.2% year-to-date in 2023, while the Bitcoin price is up roughly 84.3% in the same period, resulting in a 31.3% improvement in mining economics as measured by USD/TH/day.

Key Performance Indicators	June 2023	May 2023	June 2022
Total BTC Mined	385	459	420
Month End Operating EH/s	5.3	5.0	3.6
BTC/Avg. EH/s	77	93	128
Operating Capacity (MW)	207	196	137
Hydropower MW	178	178	137
Watts/Terahash Efficiency (w/TH)	39	39	41
BTC Sold	346	414	3,352

June 2023 Select Operating Highlights

●	5.3 EH/s online as of June 30, 2023, up 47% from June 30, 2022, and up 6% from May 31, 2023.

●	5.0 EH/s average online, up 2.0% from May 2023.

●	76.7 BTC/average EH/s, down 17.2% from 92.6 in May 2023.

●	385 BTC mined, down 8.3% from June 2022 and 16.1% from May 2023.

●	12.8 BTC mined daily on average, equivalent to about $390,400 per day and approximately $11.7 million for the month, based on a BTC price of $30,500 on June 30, 2023.

●	Purchased 6,310 Bitmain S19 Pro+, S19 j Pro and MicroBT M50S+ miners with a blended energy efficiency of 28.5 W/TH and a combined hashrate of 748.5 PH/s for $13.68/TH.

●	In Rio Cuarto, Argentina:

o	Installed 2,900 MicroBT miners in June.

o	Expect to receive and install another 4,950 new miners in July and August.

●	Continued executing Baie-Comeau acquisition representing 22 MW of hydro power capacity, which is expected to close in early July 2023.

Bitfarms’ BTC Monthly Production

The table below presents an overview of BTC mined per month in each of the first six months of 2023 and 2022, respectively.

Month	BTC Mined 2023	BTC Mined 2022
January	486	301
February	387	298
March	424	363
April	379	405
May	459	431
June	385	420
Total YTD	2,520	2,218

June 2023 Financial Update

●	Sold 346 BTC of the 385 BTC mined, generating total proceeds of $9.5 million.

●	Reduced total outstanding indebtedness by $1.8 million with a remaining balance of $15.5 million at June 30, 2023.

●	Added 39 BTC to treasury, increasing custody to 549 BTC, representing approximately $16.7 million based on a BTC price of $30,500 on June 30, 2023.

●	Held $30 million in cash and cash equivalents at June 30, 2023.

●	Held $19 million in remaining credits for pre-paid deposits to be applied against future miner purchase agreements at June 30, 2023.

Conferences and Events

Bitfarms plans to attend the following upcoming event:

●	September 11-13, HC Wainwright Conference, New York

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global, publicly traded (NASDAQ/TSX: BITF) Bitcoin mining company. Bitfarms develops, owns, and operates vertically integrated mining farms with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 10 farms, which are located in four countries: Canada, the United States, Paraguay, and Argentina. Powered by predominantly environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable, locally based, and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Glossary of Terms

●	BTC BTC/day = Bitcoin or Bitcoin per day

●	EH or EH/s = Exahash or exahash per second

●	MW or MWh = Megawatts or megawatt hour

●	PH or PH/s = Petahash or petahash per second

●	TH or TH/s = Terahash or terahash per second

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding growth opportunities and prospects, including as to expansion of operating capacity, completion of the Quebec acquisition and deployment of miners in Quebec and Argentina, and other statements regarding future plans and objectives of the Company are forward-looking information. Other forward-looking information includes, but is not limited to, information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the potential resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment for cryptocurrency in the applicable jurisdictions.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the availability of financing opportunities, risks associated with economic conditions, dependence on management and conflicts of interest, the ability to service debt obligations and maintain flexibility in respect of debt covenants; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; conflict of interests with directors and management; government regulations; the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing, including the Company’s ability to utilize the Company’s at-the-market equity offering program (the “ATM Program”) and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors that could impact future results of the business of Bitfarms include, but are not limited to: the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company’s profitability; the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.SEDAR.com (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the annual information form for the year-ended December 31, 2022, filed on March 21, 2023. The Company has also assumed that no significant events occur outside of Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law

Contacts:

LHA Investor Relations

David Barnard

+1 415-433-3777

Investors@bitfarms.com

Actual Agency

Lisa Helfer

+1 646-373-9946

mediarelations@bitfarms.com

Québec Media: Tact

Louis-Martin Leclerc

+1 418-693-2425

lmleclerc@tactconseil.ca

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